UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number:  001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No.322, Zhongshan East Road

Shijiazhuang, Hebei

             People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170786) OF AUTOCHINA INTERNATIONAL LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of AutoChina International Limited (the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition.

Following this cover page are the unaudited condensed consolidated financial statements as of June 30, 2012 and December 31, 2011 and the financial results for the three month and six month periods ended June 30, 2012 and 2011 of the Company.

2

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	June 30,	December 31,
	2012	2011
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$59,717	$43,019
Restricted cash	159	159
Accounts receivable, net of provision for doubtful debts of $7,895 and $4,830 respectively	29,392	25,357
Inventories	7,719	2,529
Deposits for inventories, related party	—	14,539
Prepaid expenses and other current assets	4,776	12,201
Current maturities of net investment in sales-type leases, net of provision for doubtful debts of $527 and $714, respectively	287,163	329,111
Total current assets	388,926	426,915

Property, equipment and leasehold improvements, net	4,111	3,356
Deferred income tax assets	2,116	1,811
Net investment in direct financing and sales-type leases, net of current maturities	76,818	114,447

Total assets	$471,971	$546,529

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $76,523 and $111,095 as of June 30, 2012 and December 31, 2011, respectively)	$92,333	$149,979
Long-term borrowings (including long-term borrowings, current of the consolidated VIEs without recourse to AutoChina of $28,459 and $44,438 as of June 30, 2012 and December 31, 2011, respectively)	28,459	44,438
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $71 and $112 as of June 30, 2012 and December 31, 2011, respectively)	285	404
Accounts payable, related parties (including accounts payable of the consolidated VIEs without recourse to AutoChina of $14,369 and nil as of June 30, 2012 and December 31, 2011, respectively)	16,808	—
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $4,820 and $4,415 as of June 30, 2012 and December 31, 2011, respectively)	13,734	13,652
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $3,362 and $3,244 as of June 30, 2012 and December 31, 2011, respectively)	4,475	35,661
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $297 and $508 as of June 30, 2012 and December 31, 2011, respectively)	2,872	1,152
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,825 and $1,548 as of June 30, 2012 and December 31, 2011, respectively)	3,847	2,799
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of nil and $4,764 as of June 30, 2012 and December 31, 2011, respectively)	7,892	8,162
Total current liabilities	170,705	256,247

Total liabilities	170,705	256,247

3

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	June 30,	December 31,
	2012	2011
	(unaudited)
Commitment and Contingency
Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,538,919shares at June 30, 2012, respectively; and $0.001 par value authorized – 50,000,000 shares; issued and outstanding – 23,538,919 shares at December 31, 2011, respectively	24	24
Additional paid-in capital	381,600	379,952
Statutory reserves	13,016	13,016
Accumulated other comprehensive income	20,387	21,639
Accumulated losses	(113,761)	(124,349)
Total shareholders’ equity	301,266	290,282

Total liabilities and shareholders’ equity	$471,971	$546,529

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Revenues
Commercial vehicles	$81,293	$161,843	$161,736	$278,485
Finance	19,546	21,530	40,278	39,765
Insurance	3,982	2,434	5,875	3,790
Total revenues	104,821	185,807	207,889	322,040

Cost of sales
Commercial vehicles	1,827	29,057	4,574	61,188
Commercial vehicles, related parties	77,182	127,832	152,979	208,700
Insurance	470	—	470	—
Total cost of sales	79,479	156,889	158,023	269,888

Gross profit	25,342	28,918	49,866	52,152

Operating expenses
Selling and marketing	2,727	1,786	4,851	3,532
General and administrative	8,776	6,118	16,896	10,447
Interest expense	2,976	3,972	6,771	7,295
Interest expense, related parties	230	681	511	1,324
Other income, net	(322)	(1,464)	(890)	(2,064)
Total operating expenses	14,387	11,093	28,139	20,534

Income from operations	10,955	17,825	21,727	31,618

Other income (expense)
Loss on change in fair value of earn-out obligation	—	(15,200)	—	(53,600)
Interest income	117	34 7	149	57
Other income (expense), net	117	(15,166)	149	(53,543)

Income (loss) before income taxes	11,072	2,659	21,876	(21,925)

Income tax provision	2,635	4,237	5,403	7,030

Net income (loss)	8,437	(1,578)	16,473	(28,955)
Foreign currency translation adjustment	(1,444)	4,056	(1,252)	5,244

Comprehensive income (loss)	$6,993	$2,478	$15,221	$(23,711)

5

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) - Continued

(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Earnings (loss) per share
Basic	$0.36	$(0.07)	$0.70	$(1.23)
Diluted	$0.36	$(0.07)	$0.70	$(1.23)

Dividend declared per share	$—	$—	$0.25	$—
Weighted average shares outstanding
Basic	23,538,919	23,538,919	23,538,919	23,538,919
Diluted	23,561,344	23,538,919	23,613,692	23,538,919

The accompanying notes are an integral part of these condensed consolidated financial statements.

6

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2012	2011
Net cash provided by (used in) operating activities	111,877	(21,576)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(1,689)	(966)
Increase in restricted cash	—	(1,911)
Repayment of due from an affiliate	—	9,000

Net cash (used in) provided by investing activities	(1,689)	6,123

Cash flow from financing activities:
Proceeds from borrowings	29,185	126,387
Repayments of borrowings	(102,315)	(73,832)
Proceeds from affiliates for debt	—	373,918
Repayment to affiliates	(31,153)	(381,302)
Increase in accounts payable, related parties	152,979	208,700
Repayment to accounts payable, related parties	(136,116)	(221,814)
Dividend paid	(5,885)	—

Net cash (used in) provided by financing activities	(93,305)	32,057

Net cash provided by operating, investing and financing activities	16,883	16,604

Effect of foreign currency translation on cash and cash equivalents	(185)	692

Net increase in cash and cash equivalents	16,698	17,296

Cash and cash equivalents, beginning of the period	43,019	30,931

Cash and cash equivalents, end of the period	$59,717	$48,227

Supplemental disclosure of cash flow information:
Interest paid	$10,894	$5,768
Income taxes paid	$4,929	$8,236

Non-cash transaction:
Reclassification from liability of the obligation to issue shares for the amendment of earn-out provision to equity	$—	$75,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

7

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Six Months Ended June 30, 2012 and 2011

(in thousands except share and per share data)

NOTE 1 – BACKGROUND

AutoChina International Limited (the “Company” or “AutoChina”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of the commercial vehicle sales, servicing, leasing and support segment, which provides financing to customers to purchase commercial vehicles and related services.

In February 2012, the Company established Beijing Alliance Kaiyuan Information Processing Co., Ltd. (“Kaiyuan Information Processing”) in the PRC. However it has not commenced any operations.

On January 27, 2012, the Company’s board of directors declared a one-time special cash dividend in the amount of $0.25 per share and that was paid on February 15, 2012, to all shareholders of record as of the close of business on February 8, 2012. The total amount of cash distributed in the dividend was $5,885 and was deducted from retained earnings in the first quarter of 2012.

On January 27, 2012, the Company’s board of directors also declared a 3-for-2 stock split in the form of a stock dividend (“Stock Dividend”) and which was to be paid on February 16, 2012, to all shareholders of record as of the close of business on February 8, 2012. However, FINRA determined that the Stock Dividend could not be distributed to street name holders through the Depository Trust Company. As a result, on March 21, 2012, the board of directors determined to cancel the Stock Dividend and all shares issued pursuant to the Stock Dividend have been cancelled.

The following financial statement amounts and balances of the VIEs were included in the accompanying condensed consolidated financial statements as of June 30, 2012 and December 31, 2011 and for the three months and six months ended June 30, 2012 and 2011:

	June 30,	December 31,
	2012	2011
	(unaudited)

Total assets	$280,591	$316,282
Total liabilities	129,726	170,124

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$9,851	$48,694	$18,397	$97,012
Net income	2,229	14,927	2,935	24,312

The Company owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of June 30, 2012, the Company has 514 stores in 26 provinces or provincial-level regions.

The Company launched its own insurance agency business in December 2011 and has signed agreements with four major insurance companies in China to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. AutoChina’s 514 store locations are each licensed to sell insurance from these carrier partners, and as of June 30, 2012, the Company also operated 17 new insurance agency branch offices solely dedicated to this service in appropriate markets.

8

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2011 Annual Report filed with the SEC on April 5, 2012. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, due to affiliates, short-term borrowings and earn-out obligation. The earn-out obligation was adjusted to its fair value at each reporting date. The carrying amounts of the other items at June 30, 2012 and December 31, 2011 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs are used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Revenue Recognition

The Company recognizes its current new commercial vehicle lease financing arrangement as a sales-type lease.  For new commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

In addition, the Company recognizes its second-hand vehicle lease financing arrangement as a direct financing lease because it does not give rise to dealer’s profit or loss to the Company. The excess of aggregate lease rentals over the cost of leased second-hand vehicle constitutes unearned lease income to be recognized as income over the lease term by using the effective interest method.

9

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for certain services, which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a direct financing and sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the direct financing and sales-type lease. The difference between the gross investment in the lease (and the fair value of the commercial vehicles) is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Insurance commission and agency income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. With respect to the value added services (tires, fuel, insurance and second hand vehicles financing services) that the Company offers, the Company provides one to three months of revolving credit facilities to eligible customers. Revenue from our tires, fuel and insurance services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from direct financing and sales-type lease, management servicing fee, and revenues from tires, fuel and insurance financing services are recorded as “Finance”. The insurance commission and agency fee is recorded as “Insurance”.

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. For basic EPS, the weighted average number of shares outstanding for the period includes contingently issuable shares (i.e., shares issuable for little or no cash consideration upon the satisfaction of the conditions of a contingent stock agreement) as of the date that all necessary conditions have been met. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

3,923,153 contingently issuable shares were considered outstanding and included in the computation of basic and diluted EPS since January 1, 2011. Such shares were issued to the former shareholder of ACG based upon 2010 financial results in accordance with Share Exchange Agreement (see Note 9) in December 2011.

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income (loss)	$8,437	$(1,578)	$16,473	$(28,955)
Weighted average number of common shares outstanding – Basic	23,538,919	23,538,919	23,538,919	23,538,919
Stock options	22,425	—	74,773	—
Weighted average number of common shares outstanding – Diluted	23,561,344	23,538,919	23,613,692	23,538,919
Earnings (loss) per share
Basic	$0.36	$(0.07)	$0.70	$(1.23)
Diluted	$0.36	$(0.07)	$0.70	$(1.23)

914,237 and 1,637,089 stock options are outstanding as of June 30, 2012 and 2011, respectively, which were not included in the calculation of diluted income per share for the three months and six months ended because their effect would have been anti-dilutive.

Non-vested stock that could potentially dilute earnings per share in the future which were not included in the fully diluted computation for the three months and six months ended June 30, 2012 and 2011 because they would have been anti-dilutive totaled 426,106, and 1,146,805, respectively.

10

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	June 30,	December 31,
	2012	2011
	(unaudited)

Net investment in sales-type lease	$31,518	$22,721
Receivable from value-added services	5,769	7,466
Less: Allowance for doubtful accounts	(7,895)	(4,830)
	$29,392	$25,357

Net investment in sales-type lease included into the accounts receivable represents the net investment in sales-type lease which is overdue and delinquent.

NOTE 4 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Summaries of prepaid expenses and other current assets are as follows:

	June 30,	December 31,
	2012	2011
	(unaudited)

Security deposits for lease securitization borrowings	$79	$7,935
Prepaid interest expenses	15	341
Temporary advances to employees	543	798
Prepaid rent	1,210	1,124
Prepaid other taxes	—	264
Prepaid fuel charges	516	606
Prepaid insurance expenses	465	155
Prepaid insurance	1,319	—
Deposits for inventories	6	105
Other current assets	623	873
Total	$4,776	$12,201

Prepaid insurance expenses mainly include the insurance premium of directors and officers liabilities insurances of the Company. Prepaid insurance is the amount prepaid by the Company on behalf of the customers for its insurance agency business. Other current assets mainly include short-term advances made to third parties, such as to petrol companies and to customers for insurance claims.

 NOTE 5 – NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The following lists the components of the net investment in direct financing and sales-type leases:

	June 30,	December 31,
	2012	2011
	(unaudited)

Minimum lease payments receivable	$409,046	$503,506
Less: Allowance for doubtful accounts	(527)	(714)
Net minimum lease payments receivable	408,519	502,792
Less: unearned interest income	(44,538)	(59,234)

Net investment in direct financing and sales-type leases	363,981	443,558
Less: Current maturities of net investment in direct financing and sales-type leases	(287,163)	(329,111)

Net investment in direct financing and sales-type leases, net of current maturities	$76,818	$114,447

11

Net investment in direct financing and sales-type leases arises from the sale of commercial vehicles, for which the Company enters into monthly installment arrangements with its customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. As of June 30, 2012 and December 31, 2011, the aggregate effective interest rate on direct financing and sales-type leases is approximately 18.11% and 16.98% per annum, respectively.

At June 30, 2012, future minimum lease payments are as follows:

	Years Ending December 31,
	2012	2013	2014	Total

Net minimum lease payments receivable	$201,433	$188,947	$18,139	$408,519
Less: unearned interest income	(26,186)	(17,598)	(754)	(44,538)
Net investment in direct financing and sales-type leases	$175,247	$171,349	$17,385	$363,981

NOTE 6 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	June 30,	December 31,
	2012	2011
	(unaudited)

Leasehold improvements	$1,544	$1,246
Furniture and fixtures	4,607	3,704
Company automobiles	1,659	1,446
Total	7,810	6,396

Less: accumulated depreciation and amortization	3,699	3,040
Property, equipment and leasehold improvements, net	$4,111	$3,356

Depreciation and amortization expense for the operations was approximately $496, $319, $919 and $625 for the three months and six months ended June 30, 2012 and 2011, respectively.

NOTE 7 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	June 30,	December 31,
	2012	2011
	(unaudited)

Accrued expenses	$1,996	$3,527
Other tax payables	6,101	5,693
Salary payable	1,635	1,664
Temporary receipt of insurance premium	443	355
Temporary receipt of insurance claims	802	650
Deposits received	2,128	1,296
Other current liabilities	629	467
Total	$13,734	$13,652

Deposits received represent security deposits received from staff and customer deposits. Temporary receipt of insurance premium represents the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represents the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include unpaid expenses reimbursement due to staff and withholding taxes collected from customers for value-added services.

12

NOTE 8 – THIRD PARTY BORROWINGS

Short-term borrowings

A summary of the Company’s short-term borrowings is as follows:

	Weighted-average interest rate
	June 30,	December 31,		June 30,	December 31,
	2012	2011	Maturities	2012	2011
				(unaudited)
Short-term bank loans	7.74%	7.61%	July 2012 to March 2013	$92,333	$126,966
Lease securitization borrowings	—	10.62%	—	—	23,013
Total	7.74%	8.07%		$92,333	$149,979

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bear interest at rates in the range of 7.26% to 8.53% as of June 30, 2012, are denominated in RMB and have terms maturing within one year. One bank loan due in July 2012 in the amount of $12,648 was subsequently repaid when matured.

Lease securitization borrowings are financial arrangements with the Trustee, in which a certain portion of the Company’s commercial truck leases will be securitized and sold to investors through the Trustee at each month. The borrowings, which bear interest at a rate of 10.62% , were denominated in RMB and repaid when they matured in June 2012.

Long-term borrowings

	Weighted-average interest rate
	June 30,	December 31,		June 30,	December 31,
	2012	2011	Maturities	2012	2011
				(unaudited)

Long-term bank loans	7.04%	7.32%	August 2012	$28,459	$44,438
Less: current maturities of long-term bank loans				(28,459)	(44,438)
Long-term bank loans				$—	$—

Long-term bank loans represent loans from a local bank that have been used for working capital purposes. The loans bear interest at a rate of 7.04% as of June 30, 2012, are denominated in RMB and have terms between one to two years that will mature in August 2012.

As of June 30, 2012, the Company has pledged net investment in direct financing and sales-type leases in the amount of $222,084 as conditions to maintain its short-term bank loans and long-term bank loans that totaled $120,792. In addition, the Company’s affiliates have also provided properties as collateral for the short-term bank loans amounting to $20,554 and provided a guarantee for the long-term bank loans amounting to $28,459, respectively. As of June 30, 2012, the Company was in compliance with all of its loan covenants.

NOTE 9 – EARN-OUT OBLIGATION

Pursuant to an earn-out provision of the Share Exchange Agreement (the “Share Exchange Agreement”) dated February 4, 2009 entered into in connection with the business combination between ACG and the Company, the Company became obligated as part of the Share Exchange Agreement to issue shares to the prior owner of ACG, Honest Best Int’l Ltd (“Honest Best”) (now a major shareholder of the Company), conditioned on the combined company exceeding EBITDA targets in 2009 with additional shares issuances being conditioned on the combined company exceeding EBITDA targets in 2010, 2011, 2012, and 2013.

The percentage of shares to be issued was to be determined based upon the Company’s financial results each year, measured in accordance with an established formula (the “Earn-Out Obligation”). On March 22, 2010, the Company issued 2,603,456 shares to Honest Best based upon the 2009 financial results, in accordance the provisions of this agreement. On December 16, 2011, the Company issued 3,923,153 shares based upon the 2010 financial results, in accordance the provisions of this agreement.

The fair value of the Earn-Out Obligation, which includes the 50% of holdback shares whose release was conditioned on achieving certain 2009 EBITDA targets, at closing was $23,400. That amount was recognized at closing as a liability and a dividend to shareholders. The Earn-Out Obligation is a derivative financial instrument liability that is adjusted to its fair value each reporting date with changes in fair value being recognized currently in the consolidated statement of operations and comprehensive income (loss). Once a measurement period for the issuance of shares ends, the Earn-Out Obligation related to that period is no longer conditional and the obligation is reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

13

On February 16, 2011, the Company reached an agreement with Honest Best to cancel the Earn-Out Obligation for fiscal years after 2011. This amendment eliminated the Earn-Out Obligation for 2012 and 2013, eliminating the potential dilutive effects of such issuances on AutoChina’s currently issued and outstanding shares. Furthermore, for fiscal years 2010 and 2011 the Earn-Out Obligation was modified such that a minimum of 70% EBITDA growth must be achieved in either respective year in order for any shares to be issued. Under this amendment, the Company was to issue between 15% to 20% of the number of ordinary shares of AutoChina outstanding when the revised EBITDA growth target is achieved. The reduction in the Earn-Out Obligation from the modification was credited in the amount of $75,000 directly to equity in the first quarter of 2011.

On September 26, 2011, the Company agreed with Honest Best to cancel the Earn-Out Obligation for fiscal year 2011. The reduction in the Earn-Out Obligation from the second modification was credited in the amount of $15,400 directly to equity in the third quarter of 2011.

The activities in the Earn-Out Obligation during the year ended December 31, 2011 and six months ended June 30, 2012 were as follows:

Earn-Out Obligation as of January 1, 2011	$73,100
Increase in fair value during 2011 with a charge to the consolidated statement of operations and comprehensive income	17,300
Reclassification of Earn-Out Obligation from liability to equity for the amendments of earn-out provision	(90,400)
Earn-Out Obligation as of December 31, 2011 and June 30, 2012	$—

The fair value of the Earn-Out Obligation requires the use of significant unobservable inputs, and these inputs were used in a Monte Carlo simulation model. The most significant inputs to the simulation model were:

	December 31, 2010	February 26, 2011	June 30, 2011
Volatility	46%	57%	71%
Cost of equity	16.75%	24.50%	22.00%
Current stock price	$25.87	$21.97	$29.19
Dividend yield	0.0%	0.0%	0.0%

Volatility was estimated using the median historical volatility of a group of comparable public companies. The cost of equity was estimated using the median cost of capital, derived using a capital asset pricing model, of a group of comparable public companies. The future stock price was simulated using Geometric Brownian Motion, a widely accepted model of stock price behavior that is used in Option Pricing Models such as the Black-Scholes Option Pricing Model. Future EBITDA performance was simulated using these inputs and potential changes in Enterprise Value to EBITDA multiples derived from historical data for comparable public companies. These simulated future outcomes were used to compute an expected value of the earn-out shares for each future measurement period. The expected value of the earn-out shares was discounted at the estimated cost of equity to arrive at the estimate of fair value of the Earn-Out Obligation. There were no changes in valuation techniques during the period presented.

NOTE 10 – SHARE CAPITAL

On June 5, 2012, the board of directors of the Company approved an increase to the authorized share capital of the ordinary shares from 50,000,000 shares, par value of US$0.001 each, to 100,000,000 shares, par value of US$0.001 each. The authorized share capital of the preferred shares remained unchanged.

NOTE 11 – INCOME TAXES

Cayman Islands : Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong : The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the three and six months ended June 30, 2012 and 2011. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China : Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision in the condensed consolidated statements of income are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Current	$3,620	$2,529	$5,977	$3,634
Deferred	(985)	1,708	(574)	3,396
Total	$2,635	$4,237	$5,403	$7,030

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The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the followings:

	June 30,	December 31,
	2012	2011
	(unaudited)
Current
Deferred income tax assets:
Accrued liabilities	$2,642	$248
Tax loss carry forward	334	117
Provision for doubtful accounts	—	1,376
Net deferred income tax assets – current	2,976	1,741

Deferred income tax liabilities:
Unearned income	(10,868)	(9,505)
Other timing differences	—	(398)
Deferred income tax liabilities – current	(10,868)	(9,903)

Net deferred income tax liabilities – current	$(7,892)	$(8,162)

Non-current
Deferred income tax assets:
Accrued liabilities	1,678	1,538
Tax loss carry forward	1,002	351
Deferred income tax assets – non-current	2,680	1,889

Deferred income tax liabilities – non-current:
Unearned income	(564)	(78)

Net deferred income tax assets – non-current	$2,116	$1,811

As of June 30, 2012, deferred income tax assets derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences arose from the same tax jurisdictions with the deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At June 30, 2012, the Company had $5,344 of tax loss carry forwards that expire through December 31, 2015.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Statutory rate	25.0%	25.0%	25.0%	25.0%
Non-deductible expenses	2.8%	162.3%	3.3%	(64.0)%
Non-taxable income	(0.8)%	—	(0.8)%	—
Effect of rate differences in various transportation centers	(3.2)%	(28.0)%	(2.8)%	6.9%
Effective tax rate	23.8%	159.3%	24.7%	(32.1)%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the share based payment and loss on change in fair value of the Earn-Out Obligation. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the three months and six months ended June 30, 2011 and 2012. As of June 30, 2012 and December 31, 2011, the Company did not have any significant unrecognized uncertain tax positions.

15

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. Rent expense amounted to $722, $406, $1,368 and $761 for the three months and six months ended June 30, 2012 and 2011, respectively.

Future minimum payments under long-term, non-cancelable leases as of June 30, 2012, are as follows:

Year Ending December 31,	Future Minimum Payments
2011 (six months)	$173
2012	1,312
2013	483
2014	47
2015	15
Total	$2,030

Legal Proceedings

The staff of the SEC conducted a non-public investigation relating to the Company and, in this regard, the Company and its officers have received subpoenas for information. On January 6, 2012, the Company announced that it received a Wells Notice from the staff of the SEC, which the Company responded to. The Company cooperated with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff, in an effort to assist in an expeditious conclusion of the staff’s investigation. Furthermore, on April 11, 2012, the SEC filed a lawsuit against the Company and 11 of its shareholders for stock manipulation, alleging that the Company deliberately manipulated trading in its shares to create the appearance of a liquid and active market. The Company continues to work closely with its legal counsel and advisors to defend the Company. The Company is unable at this time to predict the outcome of this lawsuit or whether the Company will incur any liability associated with the lawsuit, or to estimate the effect such outcome would have on the consolidated financial statements.

In the opinion of management, there are no other material claims assessments or litigation pending against the Company.

NOTE 13 – SEGMENT REPORTING

The Company operates and manages its business as a single segment. As the Company primarily generates its revenues from customers in the PRC, no geographical segments are presented.

NOTE 14 – RELATED PARTY BALANCES AND TRANSACTIONS

Due to affiliates:

During the periods presented, the Company has borrowed from the parent company and companies affiliated with the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”). Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) was non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum.

The amount due to Honest Best bore the interest rate of 3.95% per annum, which increased to 8.00% per annum on October 1, 2011. The amount was unsecured and repaid in January 2012. The amount due to Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”) bears the interest rate of 8.20% per annum, which is adjustable in connection with the basis rate established by the People’s Bank of China, is unsecured and will be repaid in September 2012.

The outstanding amounts due to related parties as of June 30, 2012 and December 31, 2011 were as follows:

		June 30	December 31,
	Notes	2012	2011
		(unaudited)

Honest Best	(1)	$—	$31,343
Hebei Kaiyuan	(2)	1,112	1,074
Kaiyuan Shengrong	(2)	3,363	3,244
Total		$4,475	$35,661

16

Notes:

(1)	Parent company of AutoChina and entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li.

Accounts payable, related parties:

During the periods presented, the Company purchased commercial vehicles from Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), a company which is controlled by Mr. Li’s brother. The amounts due to Ruituo were non-interest bearing until October 2011. In addition, the payable balance is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

The outstanding amounts due to related parties as of June 30, 2012 and December 31, 2011 were as follows:

		June 30,	December 31,
	Note	2012	2011
		(unaudited)

Ruituo	(1)	$16,808	$—

Note:

(1)	Entity controlled by Mr. Li’s brother.

Deposits for inventories, related party:

During the periods presented, the Company made prepayments for inventories to a related party, Ruituo, to purchase commercial vehicles. The amount is non-interest bearing, unsecured and was settled in January 2012.

The outstanding amounts of deposits for inventories, related party as of June 30, 2012 and December 31, 2011 were as follows:

		June 30,	December 31,
	Note	2012	2011
		(unaudited)

Ruituo	(1)	$—	$14,539

Note:

(1)	Entity controlled by Mr. Li’s brother.

Related Party Transactions

During the periods presented, the Company sold and purchased automobiles to and from affiliates. The details of the related party transactions were as follows:

		Six months ended June 30,
	Notes	2012	2011
		(unaudited)	(unaudited)
Capital nature:
Honest Best	(1) (d)	$—	$61,570
Hebei Kaiyuan	(2) (a)	65,037	63,354
Hebei Kaiyuan	(2) (d)	—	163,738
Kaiyuan Shengrong	(2) (b)	3,173	3,057
Kaiyuan Shengrong	(2) (c)	3,173	3,057
Ruituo	(3) (d)	—	69,795
Beijing Wantong Longxin Auto Trading Co., Ltd.	(4) (d)	—	78,815

Trading nature:
Ruituo	(3) (e)	152,979	208,583
Ruituo	(3) (f)	279	—
Honest Best	(1) (f)	58	620
Hebei Kaiyuan	(2) (f)	43	—
Kaiyuan Shengrong	(2) (f)	131	94
Beiguo Commercial Building Limited and Baoding Beiguo Commercial Building Limited, (“Beiguo”)	(5) (e)	—	135
Beiguo	(5) (f)	$—	$610

17

Notes:

(1)	Parent company of AutoChina and entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li.
(3)	Entity controlled by Mr. Li’s brother.
(4)	Entity in which Mr. Li’s brother holds a 40% equity interest.
(5)	Entity in which Mr. Li and Mr. Thomas Luen-Hung Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

Nature of transaction:

(a)	Bank loan guarantee provided by the affiliates to the Company.
(b)	Bank loan guarantee provided by the Company to the affiliate.
(c)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.
(d)	Loan provided to the Company during the period.
(e)	Sale of automobiles to the Company, including VAT, during the period.
(f)	Interest expenses incurred by the Company during the period.

Since the year ended December 31, 2010, the Company started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo, at a markup of approximately 0.3%. The balance due to such purchase is interest-free, unsecured and due on demand and was initially interest-free. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

During the six months ended June 30, 2012 and 2011, the Company incurred interest expenses to Beiguo amounting to nil and $610, respectively, for its financing arrangement to purchase commercial vehicles in prior periods. During the six months ended June 30, 2012 and 2011, the Company also purchased commercial vehicles from Beiguo other than the financing arrangement, amounting to nil and $135, respectively. During the six months ended June 30, 2012 and 2011, the Company purchased commercial vehicles from Ruituo amounting to $152,979 and $208,583, respectively. The Company incurred the interest expense of $280 and nil for the purchase from Ruituo throughout the six months ended June 30, 2012 and 2011, respectively.

The Company occupies office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate of Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company during the three months and six months ended June 30, 2012 and 2011.

NOTE 15 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company applies a systematic methodology to determine the allowance for credit losses for account receivables and net investments in direct financing and sales-type leases. Based upon a credit loss and risk factor analysis, since the Company only leases commercial vehicles to lessee customers, it considers its lessee customers as its only portfolio segment.

The Company further evaluated the portfolio by the class of the account receivables and net investments in direct financing and sales-type leases, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk. The Company’s account receivables and net investments in direct financing and sales-type leases consist of the receivables from the net investment in direct financing and sales-type lease and the receivables from value-added services. The Company only offers the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company controls legal title to the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments (of the net investment in direct financing and sales-type lease) or the payment of value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company uses the same credit control to evaluate the risk of credit loss.

18

Impaired net investment in direct financing and sales-type lease and receivable from value-added services

Net investment in direct financing and sales-type leases and receivables from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in direct financing and sales-type leases and receivables from value-added services will be reviewed for impairment. Included in these amounts are leases that are in default, non-performing or in bankruptcy. Based on our non-performing direct financing and sales-type leases experience from those leases that were either matured or in the stage that were close to maturities, we also assess and make provision for performing loans. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

Allowance for credit loss activity

In estimating the allowance for credit loss, the Company reviews the net investment in direct financing and sales-type lease and receivable from value-added services that are non-performing or in bankruptcy. The allowance for credit loss as of June 30, 2012 and December 31, 2011 were as follows:

	June 30,	December 31,
	2012	2011
	(unaudited)

Balance at the beginning of the period	$5,544	$1,745
Provision during the period	4,287	4,271
Bad debts written off	(1,409)	(472)
Balance at the end of the period	$8,422	$5,544

Credit quality of finance receivables

The credit quality of net investment in sales-type lease and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include performing and non-performing. Non-performing is defined as receivables past due and/or on nonaccrual status or in bankruptcy. The receivables not meeting the criteria listed above are considered performing. Non-performing receivables have the highest probability for credit loss. The allowance for credit loss attributable to non-performing receivables is based on the most probable source of repayment, which is normally the residual value of commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

The carrying amount of the performing and non-performing finance receivables as of June 30, 2012 and December 31, 2011 was as follows:

June 30, 2012	Performing	Non- performing	Total carrying amount

Net investment in direct financing and sales-type leases	$363,981	$—	$363,981
Accounts receivable	4,587	24,805	29,392
	$368,568	$24,805	$393,373

December 31, 2011	Performing	Non- performing	Total carrying amount

Net investment in direct financing and sales-type leases	$443,558	$—	$443,558
Accounts receivable	5,909	19,448	25,357
	$449,467	$19,448	$468,915

The carrying amount of the impaired finance receivables as of June 30, 2012 and December 31, 2011 was as follows:

June 30, 2012	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$11,497	$527	$10,970
Accounts receivable	19,371	7,895	11,476
	$30,868	$8,422	$22,446

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December 31, 2011	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$10,563	$714	$9,849
Accounts receivable	10,327	4,830	5,497
	$20,890	$5,544	$15,346

The analysis of the age of the carrying amount of the overdue receivables as of June 30, 2012 and December 31, 2012 were as follows:

	June 30,	December 31,
	2012	2011

Less than 90 days	$19,928	$16,116
Over 90 days	12,772	8,162
	32,700	24,278
Less: allowance for credit losses	(7,895)	(4,830)
Total	$24,805	$19,448

For the three and six months ended June 30, 2012 and 2011, the related amount of interest income recognized for impaired finance receivables was $1,059, $394, $2,033 and $788, respectively.

NOTE 16 – SUBSEQUENT EVENT

On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the Company’s 2009 Equity Incentive Plan (the “Plan”) to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares. The amendment will affect approximately 984,000 shares of stock options granted during the prior periods. The reduction in the exercise price of the stock options is expected to increase the share-based payment in the third quarter of 2012. The Company is currently evaluating the impact the amendment and will have on the Company’s financial position or results of operation.

On August 30, 2012, the Company’s independent directors approved and the Company has entered into an equity transfer agreement (the “Agreement”) through its wholly-owned subsidiary, ACG to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, which is controlled by Mr. Li, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Asset”). Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and will also be occupied by a Hilton Worldwide-operated, five-star hotel. The building is expected to be completed in October 2012. The Heat Planet shares are being purchased for approximately $56.4 million, subject to adjustment following closing by the amount of discrepancy between the estimated and actual working capital and cash balance of Heat Planet on the closing date. The Company will also assume approximately $102.9 million in debt as part of the acquisition, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price will be payable within six months of occupation of the Asset, and any unpaid amounts after six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6% as of August 21, 2012), provided that if there is a good faith dispute regarding purchase price calculation or any purchase price adjustments then interest will not accrue until such dispute is definitively resolved. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Asset. According to the Agreement, there are certain warranties and conditions prior to the closing. The Agreement will be terminated at any time prior to the closing if certain conditions apply.

AutoChina intends to move its headquarters to the new Kai Yuan Center, which will serve as the hub for each of the Company’s 514 commercial vehicle financial centers located throughout China. The Company does not anticipate that it will occupy the entire office space purchased, and expects to begin leasing the unoccupied space, which will be reported as rental income. The management of the Company is currently assessing the impact of the completion of the transaction on the Company’s financial position and results of operation.

20

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

AutoChina International Limited (“AutoChina,” the “Company,” or “we”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of the commercial vehicle sales, servicing, leasing and support segment, which provides financing to customers to purchase commercial vehicles and related services.

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after our acquisition of ACG, we changed our name to “AutoChina International Limited.”

Commercial Vehicle Financing Structure

From late September 2009 to November 2011, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”), our wholly owned subsidiary, engaged CITIC Trust Co., Ltd., which we refer to as the Trustee, a division of the CITIC Group, to act as trustee for a trust fund set up for the sole benefit of Chuangjie Trading, or the Trust Fund. The Trustee was responsible for the management of the funds invested in the Trust Fund, and the Trust Fund was used to purchase commercial vehicles from Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) (our existing VIE). Pursuant to the Trust Fund documents, each use of the Trust Fund (e.g. to purchase a commercial vehicle) required a written order to the Trustee from Chuangjie Trading. This structure was implemented through a non-exclusive 3-year contractual relationship that was automatically renewable and unilaterally amendable and cancellable by CITIC Trust. Under this structure, we utilized CITIC Trust’s business license for vehicle leasing. This structure also allowed us to promote our leasing business by using the nationally recognized name of CITIC, and enabled us to start a lease securitization program with CITIC, which provided an additional source of financing.

Under the structure in which CITIC Trust acted as an intermediary, commercial vehicle purchase orders were issued (upon completion of credit checks) by a local center to Chuangjie Trading who then instructed the Trustee to place the orders for the vehicles with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center entered into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee entered into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Sale and Management Agreements and Lease and Management Agreements, the parties agreed that: (1) the Trustee would deliver the funds for the purchase of the commercial vehicle and instructed Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center would hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and would provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee would be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center would transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund was entitled to future receivables under a lease, while Chuangjie Trading was entitled to the economic benefits of the Trust Fund as the trust beneficiary.

In September 2010, we established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing Co., Ltd. (“Ganglian Finance Leasing”), which performs the leasing business of commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Thereafter, In December 2010, our subsidiary, Heibei Chuanglian Trade Co. Ltd., changed its name to Hebei Chuanglian Finance Leasing Co., Ltd. (“Hebei Chuanglian Finance Leasing”) and commenced leasing commercial vehicles.

Since December 2010, our subsidiaries, Ganglian Finance Leasing and Hebei Chuanglian Finance Leasing, as lessors, have been leasing commercial vehicles directly to our customers. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading, then leases the commercial vehicles to the customer lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreement, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee, including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for the existing leases until these leases are fully settled and/or expired. Thereafter, the Company will operate its entire leasing business directly through its subsidiaries, Hebei Chuanglian Finance Leasing and Ganglian Finance Leasing.

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In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In June 2011, our VIE, Kaiyuan Auto Trade. transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing.

As a result, Ganglian Finance Leasing, Hebei Chuanglian Finance Leasing and Chuangjie Trading are directly owned by AutoChina, and therefore are not part of a VIE holding structure.

In October 2011, the Company established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd (“Kaiyuan Insurance”), for the purpose of conducting insurance agency business in China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced operations in December 2011.

Tires and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the tire purchase program, approved customers pay for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives commission fees on customer purchases from the associated vendors.

Insurance Service

During the term of the lease, customers are required to purchase insurance covering the commercial vehicle on an annual pre-paid basis. We receive commission fees on customer purchases from the associated insurance companies. Commencing in March 2010, we began offering our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days. We charge customers a fee for this service.

Second-Hand Commercial Vehicle Financing Service

Commencing September 2010, we began offering our customers second-hand vehicle financing services, pursuant to which we provide financing for approved customers to purchase a second hand commercial vehicle. The resulting lease is structured similarly to those that we provide to customers purchasing new commercial vehicles, with each customer having full access to AutoChina’s value-added services, such as diesel, tire, and fuel financing. We expanded this service to offer a sale-leaseback program, which allows both former and new AutoChina customers to place vehicles they own outright into the Company’s network to accommodate their financing needs.

We charge a service fee to the customer and require monthly repayment over a term of 12 to 18 months. We recognized the second hand vehicle leasing arrangements as a direct financing lease.

Lease Securitization Program

From November 2010 to November 2011, the Company securitized a portion of its commercial vehicle leases through a partnership with the Trustee. Under this lease securitization program, in each month, up to RMB60 million ($9.1 million) of AutoChina’s commercial truck leases were securitized and sold to investors through CITIC Group. The resulting investment products have a one-year maturity and pay interest at rates that are higher than standard savings account rates currently available in China. AutoChina has incurred a cost of approximately 9% to 11% per annum under this program. In addition, AutoChina continues to own the vehicles that are the subject of such transactions and is responsible for servicing the existing retail leases of such vehicles. In November 2011, we ceased to engage CITIC Trust acts as an intermediary for new leases and ceased to raise new lease securitization borrowings. The lease securitization borrowings matured in June 2012 and CITIC Trust will continue to serve as an intermediary for the existing leases until these leases are fully settled and/or expired.

Direct Insurance Agency Service

We established an insurance agency company, Kaiyuan Insurance, to act as a direct insurance agent in China and commenced this business in December 2011. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. We have signed agreements with four major insurance companies to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. We are actively seeking additional partnerships and securing additional regulatory licenses. By leveraging our existing store network, we intend to broker insurance products from a wide variety of carriers to existing and new customers and plan to offer not only commercial vehicle insurance but also a wide range of other insurance products such as business property insurance, homeowners insurance, and life insurance. As of June 30, 2012, we have set up 17 branch offices throughout China for this service.

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Group structure

A group chart as of June 30, 2012 is shown below:

(1)	The public company, quoted on the OTC Bulletin Board under the symbol “AUTCF.OB”.
(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.
(3)	Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer.
(4)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used to purchase commercial vehicles from Kaiyuan Auto Trade that were leased to our customers.
(5)	Hebei Xuhua Trading is the entity that AutoChina indirectly acquired control of through contractual arrangements and which held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing vehicles from outside suppliers for delivery to other group companies.
(6)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.
(7)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.
(8)	Kaiyuan Information Processing was formed in February 2012, however it has not commenced any operations.

RESULTS OF OPERATIONS

Three months ended June 30, 2012 as compared to three months ended June 30, 2011

Overview

AutoChina’s earnings increased significantly during the three months ended June 30, 2012, primarily as a result of the decreased loss on change in fair value of earn-out obligation and increased contribution from our insurance revenue during the period. In terms of operations, the demand for commercial vehicles and for commercial vehicle financing decreased as a result of a slowing of growth in the Chinese economy pursuant to the Chinese government’s policy, which was announced in late 2010. However, we expect that China’s continuing economic development will drive demand for commercial vehicles in the future.

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During the second quarter of 2012 the Company established an aggregate of 2 additional commercial vehicle sales, servicing, leasing and support centers in Inner Mongolia and Beijing, bringing the total number of locations to 514 as of June 30, 2012.

Details of the vehicles leased are as follows:

Number of Vehicles Leased
Balance at January 1, 2011	19,629
New leases recorded in the year ended December 31, 2011	10,935
Vehicles repossessed or loss to accident in 2011	(169)
Vehicles transferred to customers at the end of lease term in 2011	(6,468)
Balance at December 31, 2011	23,927
New leases recorded in the six months ended June 30, 2012	3,415
Vehicles repossessed or loss to accident in the first half of 2012	(507)
Vehicles returned to lessee upon settling the outstanding installment	78
Vehicles transferred to customers at the end of lease term in first half of 2012	(7,226)
Balance at June 30, 2012	19,687

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Three months ended June 30, 2012		Three months ended June 30, 2011
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$81,293	77.6%	161,843	87.1%	(49.8)%
Finance	19,546	18.6%	21,530	11.6%	(9.2)%
Insurance	3,982	3.8%	2,434	1.3%	63.6%
Total revenues	$104,821	100.0%	185,807	100.0%	(43.6)%

Revenues for second quarter of 2012 were $104.8 million, a decrease of 43.6% from $185.8 million in the comparable prior year period.

AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 1,690 new leases in the three months ended June 30, 2012, compared to 3,446 new leases in the three months ended June 30, 2011. In addition, the Company repossessed 281 vehicles whose lessees had defaulted on installment payments, sold 138 of these vehicles, and realized losses for 5 vehicles during the three months ended June 30, 2012. In comparison, there were 34 vehicles repossessed, 16 vehicles sold and no missing vehicles recognized in the three months ended June 30, 2011. The decrease in commercial vehicle sales, servicing and leasing was primarily due to a general slowdown in the economy that led to unfavorable investment sentiment for prospective purchasers of commercial vehicles. Additionally, the Company adopted a stricter leasing policy, which caused it to repossess more vehicles for late payment.

Revenues from value-added services (diesel, tire and insurance financing services) totaled $236,000 during the three months ended June 30, 2012 compared with $1.2 million during the same period in prior year. During the period, AutoChina tightened the credit control of the value-added services as a way to manage default risk, which led to a decrease in value-added services revenues. As of June 30, 2012, over 220 tire outlets and over 80 fueling stations participate in the program. Meanwhile, commencing July 2011, AutoChina restructured its second-hand commercial vehicle program and began offering leasing arrangements to approved customers. We recognized the second hand vehicle leasing arrangements as a direct financing lease and leased 244 second-hand vehicles during the second quarter of 2012. Revenue generated from second hand commercial vehicle leasing arrangements during the three months ended June 30, 2012 was $777,000, compared to nil in the comparable prior year period.

We recognize revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for our first customers began to end), a customer can elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered. As of June 30, 2012 there were owners of 110 vehicles that continue to pay for services after the termination of the direct financing and sales-type lease, representing a retention rate of approximately 0.7%.

Finance revenue decreased 9.2% as a result of the decrease in total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the three months ended June 30, 2012 compared to the same period in 2011. Insurance revenue increased 63.6% compared to the same period of prior year, as a result of the direct insurance agency business commenced in late 2011.

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Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Three months ended June 30, 2012		Three months ended June 30, 2011
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$1,827	2.3%	$29,057	18.5%	(93.7)%
Commercial vehicles, related parties	77,182	97.1%	127,832	81.5%	(39.6)%
Insurance	470	0.6%	—	—	100.0%
Total cost of sales	$79,479	100.0%	$156,889	100.0%	(49.3)%

Cost of sales for commercial vehicles (including the cost of sales from the purchase of vehicles from related parties) in the three months ended June 30, 2012 totaled $79.0 million, as compared to $156.9 million in the prior year, a decrease of 49.3%, mainly due to the decreased sales volume in the commercial vehicle sales, servicing, leasing and support business, despite of the increase of average unit cost per vehicle. The average cost per vehicle in the second quarter of 2012 was $46,800 as compared to $45,500 per vehicle in the comparable prior year period. The increase in cost per vehicle was due to changes in customer demand and our resulting sales mix trending towards higher priced vehicles.

Cost of insurance in the three months ended June 30, 2012 totaled $470,000, as compared to nil in the comparable prior year period, an increase of 100.0%, because we began to offer direct insurance agency services in December 2011.

Gross Profit

The Company’s gross profit was $25.3 million in the three months ended June 30, 2012, representing a gross margin of 24.2%, an increase from 15.6% for the same period in 2011, which is primarily due to the increased effective interest rate on direct financing and sales-type leases , which increased the contribution to the monthly amortized finance income. Increased insurance revenue also contributed to the increase in gross profit ratio.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended June 30, 2012 were $11.5 million, which was $3.6 million, or 45.5%, higher than the same period of 2011. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, increased professional expenses and increase of stock-based compensation expenses arising from employee stock options granted in early 2011.

Other Income (Expense)

Other expenses for the three months ended June 30, 2012 was nil, as compared to other expenses of $15.2 million in the prior period, a change of 100% as compared to the same period of 2011. Other expense solely consisted of loss on change in fair value of the earn-out obligation that arose from the earn-out provision in the share exchange agreement with the prior shareholders of ACG, Honest Best. As the earn-out obligation was terminated in September 2011, there was no loss on change in value of the Company’s fair value of the earn-out obligation for the three months ended June 30, 2012.

Interest Expense

Interest expense totaled $3.2 million for the three months ended June 30, 2012, of which $0.2 million of interest expense was incurred for affiliates, Hebei Kaiyuan, Kaiyuan Shengrong and Ruituo. It included interest of $22,000 and $65,000 incurred for the loan advanced from Hebei Kaiyuan and Kaiyuan Shengrong, respectively. It also included interest of $143,000 incurred for its purchase from Ruituo of commercial vehicles for leasing during the three months ended June 30, 2012. Interest expense totaled $4.7 million for the three months ended June 30, 2011, of which $0.7 million of interest expense was incurred for the loan advanced by affiliates, Honest Best and Kaiyuan Shengrong, and the payables from an affiliate, Beiguo, for the purchase of commercial vehicles for leasing.

Other interest expenses decreased to $3.0 million from $4.0 million, which resulted from the decreased average borrowing balance from banks and affiliates during the period.

Interest Income

Interest income increased from $34,000 to $117,000 due to the increased average cash balance over the period.

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Income Tax Expense

In the three months ended June 30, 2012, the Company recorded income tax expense of $2.6 million, as compared to an income tax expense of $4.2 million in same period in 2011. This decrease was due to the decreased pre-tax income generated by the Company’s Chinese subsidiaries.

Net Income (loss)

Net income in the three months ended June 30, 2012 was $8.4 million, as compared to the net loss of $1.6 million in three months ended June 30, 2011, representing an increase of 634.7% from the same period in 2011. The increase of net income from a net loss position primarily resulted from the decrease of loss on change in fair value of the earn-out obligation, significant increase in profits generated from finance and insurance revenue and improved gross profit margin.

Six months ended June 30, 2012 as compared to six months ended June 30, 2011

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Six months ended June 30, 2012		Six months ended June 30, 2011
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$161,736	77.8%	278,485	86.5%	(41.9)%
Finance	40,278	19.4%	39,765	12.3%	1.3%
Insurance	5,875	2.8%	3,790	1.2%	55.0%
Total revenues	$207,889	100.0%	322,040	100.0%	(35.4)%

Revenues for first half of 2012 were $207.9 million, a decrease of 35.4% from $322.0 million in the comparable prior year period.

AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 3,415 new leases in the six months ended June 30, 2012, compared to 6,005 new leases in the six months ended June 30, 2011. In addition, the Company repossessed 430 vehicles whose lessees had defaulted on installment payments, sold 251 of these vehicles, and realized losses relating to 13 vehicles during the six months ended June 30, 2012. In comparison, there were 37 vehicles repossessed, 26 vehicles sold and losses for 5 vehicles recognized in the six months ended June 30, 2011. The decrease in commercial vehicle sales, servicing and leasing was primarily due to a general slowdown in the economy that led to unfavorable investment sentiment for prospective purchasers of commercial vehicles. Additionally, the Company adopted a stricter leasing policy, which caused it to repossess more vehicles for late payment.

During the period, AutoChina tightened the credit control of its value-added services as a way to manage default risk, which led to the decrease of value-added services revenues. Revenues from value-added services totaled $470,000 during the six months ended June 30, 2012 compared with $2.3 million during the comparable prior year period. Meanwhile, commencing July 2011, AutoChina restructured its second-hand commercial vehicle program and began offering leasing arrangements to approved customers. We recognized the second-hand vehicle leasing arrangements as a direct financing lease and leased 534 used vehicles during the first half of 2012. Revenue generated from second hand commercial vehicle leasing arrangements during the six months ended June 30, 2012 was $1,571,000, compared to nil in the comparable prior year period.

We recognize the revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for our first customers began to end), a customer can elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered.

Finance revenue has a slight increase of 1.3% although the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the six months ended June 30, 2012 decreased compared to the same period in 2011. Insurance revenue increased 55.0% compared to the comparable prior year period, as a result of the direct insurance agency business commenced in late 2011.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

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(in thousands)	Six months ended June 30, 2012		Six months ended June 30, 2011
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$4,574	2.9%	$61,188	22.7%	(92.5)%
Commercial vehicles, related parties	152,979	96.8%	208,700	77.3%	(26.7)%
Insurance	470	0.3%	—	—	100.0%
Total cost of sales	$158,023	100.0%	$269,888	100.0%	(41.4)%

Cost of sales for commercial vehicles (including the cost of sales from the purchase of related parties) in the six months ended June 30, 2012 totaled $157.6 million, as compared to $269.9 million in the prior year, a decrease of 41.6%, mainly due to the decreased sales volume in the commercial vehicle sales, servicing, leasing and support business, despite the increase in average unit cost per vehicle. The average cost per vehicle in the first half of 2012 was $46,100 as compared to $44,900 per vehicle in the prior year period. The increase of cost per vehicle was due to changes in customer demand and our resulting sales mix trending towards higher priced vehicles.

Cost of insurance in the six months ended June 30, 2012 totaled $470,000, as compared to nil in the comparable prior year period, an increase of 100.0%, mainly due to the additional cost incurred for the direct insurance agency services.

Gross Profit

The Company’s gross profit was $49.9 million in the six months ended June 30, 2012, representing a gross margin of 24.0%, an increase from 16.2% for the same period in 2011, which is primarily due to the increased effective interest rate on direct financing and sales-type leases, which increased the contribution to the monthly amortized finance income. In addition, the increased insurance revenue also contributed to the increase in gross profit ratio.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended June 30, 2012 were $21.7 million, which was $7.8 million, or 55.6%, higher than the same period of 2011. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, increased professional expenses and increase of stock-based compensation expenses arising from employee stock options granted in early 2011.

Other Income (Expense)

Other expenses for the six months ended June 30, 2012 was nil, as compared to other expenses of $53.6 million in the prior period, a change of 100% as compared to the same period of 2011. Other expense solely consisted of loss on change in fair value of the earn-out obligation that arose from the earn-out provision in the share exchange agreement with the prior shareholders of ACG, Honest Best. As the earn-out obligation was terminated in September 2011, there was no loss on change in value of the Company’s fair value of the earn-out obligation for the six months ended June 30, 2012.

Interest Expense

Interest expense totaled $7.3 million for the six months ended June 30, 2012, of which $0.5 million of interest expense was incurred for affiliates, Honest Best, Kaiyuan Shengrong, Hebei Kaiyuan and Ruituo. It included interest of $58,000, $131,000 and $43,000 incurred for the loan advanced from Honest Best, Kaiyuan Shengrong and Hebei Kaiyuan, respectively. It also included interest of $279,000 incurred for its purchase from Ruituo of commercial vehicles for leasing during the six months ended June 30, 2012. Interest expense totaled $8.6 million for the six months ended June 30, 2011, of which $1.3 million of interest expense was incurred for the loan advanced by affiliates, Honest Best and Kaiyuan Shengrong, and the payables from an affiliate, Beiguo, for the purchase of commercial vehicles for leasing.

Other interest expenses decreased to $6.8 million from $7.3 million, which was resulted from the decreased average borrowing balance from banks during the period.

Interest Income

Interest income increased from $57,000 to $149,000 due to the increased average cash balance over the period.

Income Tax Expense

In the six months ended June 30, 2012, the Company recorded income tax expense of $5.4 million, as compared to an income tax expense of $7.0 million in same period in 2011. This decrease was due to the decreased pre-tax income generated by the Company’s Chinese subsidiaries.

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Net Income (loss)

Net income in the six months ended June 30, 2012 was $16.5 million, as compared to the net loss of $29.0 million in six months ended June 30, 2011, representing an increase of 156.9% from the same period in 2011. The increase of net income from net loss position primarily resulted from the decrease of loss on change in fair value of the earn-out obligation, a significant increase in profits generated from the finance and insurance revenue and improved gross profit margin.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s capital expenditures have been financed primarily through short-term and long-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 7.04% to 10.62% per annum.

As of June 30, 2012, the Company had incurred accounts payable of $16.8 million from Ruituo, a company which is controlled by the brother of Mr. Yong Hui Li, our Chief Executive Officer and Chairman. The payable balance is unsecured, bears interest at 8.00% per annum and due on demand by Ruituo.

As of June 30, 2012, the Company’s outstanding borrowings from affiliates amounted to $1.1 million and $3.3 million from Hebei Kaiyuan and Kaiyuan Shengrong, respectively. The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. The amount due to Kaiyuan Shengrong is unsecured and bears interest at a rate of 8.20% per annum, adjustable in connection with the basis rate established by the People’s Bank of China. The Company intends to repay the loan in full in September 2012.

As of June 30, 2012, the Company had short-term bank borrowings of $92.3 million, from various Chinese banks. In addition, the Company also had current maturities of long-term borrowings of $28.4 million from a Chinese bank, which will mature in August 2012.

After taking into consideration our financing arrangements with our affiliates and our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of June 30, 2012 and December 31, 2011, the Company had working capital of $218.2 million and $170.7 million, respectively.

During the six months ended June 30, 2012, the Company decreased its borrowings and amounts due to affiliates, repaying net funds amounting to $104.3 million. On the other hand, the Company received a net increase of accounts payable, related party amounting to $16.9 million during the first half of 2012, which generated additional cash inflow to support operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect to obtain additional funding to expand and grow its operations, which may include debt offerings, borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at June 30, 2012 and December 31, 2011 (in thousands):

	As of
	June 30,	December 31,
	2012	2011

Assets:
Cash and cash equivalents	$59,717	$43,019
Accounts receivable	29,392	25,357
Deposits for inventories, related party	—	14,539
Net investment in direct financing and sales-type leases	363,981	443,558
Property, equipment and improvements, net	4,111	3,356
Liabilities:
Accounts payable, related parties	16,808	—
Short-term borrowings	92,333	149,979
Long-term borrowings	28,459	44,438
Due to affiliates	$4,475	$35,661

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Accounts receivable represents the receivable from value-added services and the overdue net investment in direct financing and sales-type leases. The increase of accounts receivable to $29.4 million as of June 30, 2012, an increase of $4.0 million (15.9%) as compared with December 31, 2011, was mainly related to the slight increase of net investment in the portion of direct financing and sales-type lease that is overdue and delinquent.

Net investment in direct financing and sales-type leases began in March 2008 as a result of the commencement of the commercial vehicles sales, servicing, leasing, and support business under which the Company enters into monthly installment arrangements with customers for a 26-month period. As the revenue decreased during the period to reflect the new monthly installment arrangement, the balance of net investment in leases decreased accordingly.

Property, equipment and improvements increased to $4.1 million as of June 30, 2012, an increase of $0.8 million (22.4%) as compared with December 31, 2011. The increased expenditures primarily relate to costs associated with expanding the number of commercial vehicle sales, servicing, leasing and support centers during the period.

Accounts payable, related parties related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. Accounts payable, related parties increased from nil to $16.8 million as of June 30, 2012, an increase of $16.8 million, or 100.0%, as compared with December 31, 2011. Such amounts were primarily related to the payables to our affiliate, Ruituo, to purchase the leased commercial vehicles.

Short-term borrowings represent loans from various banks in the PRC. Short-term borrowings were used for working capital and capital expenditure purposes. The borrowings decreased to $92.3 million as of June 30, 2012, from $150.0 million in December 31, 2011, because the Company repaid lease securitization borrowings of $23.0 million and bank borrowings of $63.4 million during the period. The lease securitization borrowings fully matured in June 2012. The terms of the remaining outstanding bank borrowings range from 10 months to 12 months and began to expire in July 2012.

Long-term borrowings represent loans from a PRC bank that were used for working capital purposes. The loans decreased to $28.4 million as of June 30, 2012 from $44.4 million in December 31, 2011, as a result of early repayment of the loans. The term of the outstanding loan will expire in August 2012.

The Company’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and lease receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from operations, as well as borrowings on the revolving credit facilities, has funded accounts and lease receivables growth, inventory growth and capital expenditures.

We believe that our available cash and cash equivalents and cash provided by operating activities, together with cash available from borrowings, will be adequate to meet presently anticipated cash needs for at least the next twelve months.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Six months ended June 30,
	2012	2011
Net cash provided by (used in) operating activities	$111,877	$(21,576)
Net cash (used in) provided by investing activities	(1,689)	6,123
Net cash (used in) provided by financing activities	(93,305)	32,057
Effect of exchange rate change	(185)	692

Net increase in cash and cash equivalents	$16,698	$17,296

Operating Activities. The Company generated $111.9 million from operating activities for the six months ended June 30, 2012, as compared to using $21.6 million for the six months ended June 30, 2011, representing an increase of $133.4 million. This increase in cash flows used in operating activities was attributable primarily to the reduction in growth of net investment in direct financing and sales-type leases, as a result of the slowdown of the business expansion during the period.

In the six months ended June 30, 2012, the Company generated $111.9 million from operating activities. During this period, the Company had net income of $16.5 million. In addition, the Company decreased its net investment in direct financing and sales-type leases by $78.1 million, decreased its deposits for inventories, related party by $14.5 million and decreased its prepaid expenses and other current assets by $7.4 million. However, there was an increase in accounts receivable by $8.6 million. The remaining balance of $4.0 million arose from changes in inventories, accounts payable, other payable and accrued liabilities, customer deposits, income tax payable, depreciation and amortization and other items.

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In the six months ended June 30, 2011, the Company used $21.6 million in operating activities. During this period, the Company had net loss of $29.0 million. In addition, the Company increased its net investment in sales-type leases by $49.6 million, increased its accounts receivable by $7.9 million, and increased prepaid expense and other current assets by $3.6 million. However, there was an increase in loss on change in fair value of earn-out obligation of $53.6 million, increase in trade note payable of $9.6 million and increase in other payable and accrued liabilities of $3.6 million. The remaining balance of $1.7 million arose from changes in inventories, accounts payable, income tax payable, customer deposits, depreciation and amortization and other items.

Investing Activities. Net cash used in investing activities was $1.7 million in the six months ended June 30, 2012 and the net cash provided by investing activities was $6.1 million in the three months ended June 30, 2011. The purchase of property, equipment and improvements of $1.7 million primarily affected the net cash used in investing activities in the current period.

Financing Activities. Net cash used in financing activities was $93.3 million in the six months ended June 30, 2012, while the net cash provided by financing activities was $32.1 million in the six months ended June 30, 2011. During the six months ended June 30, 2012, the Company repaid total net borrowings by $73.1 million and obtained net proceeds of $16.9 million from its affiliate, Ruituo, as part of a financing arrangement to purchase commercial vehicles for leasing. On the other hand, the Company repaid the amount of $31.2 million to its affiliate, Honest Best. In addition, the Company paid a special cash dividend of $5.9 million to its shareholders. During the six months ended June 30, 2011, the Company increased total net borrowings by $52.6 million and repaid the net amount of $13.1 million to its affiliates, Ruituo and Beiguo, for the financing arrangement to purchase commercial vehicles. In addition, the Company received proceeds of $373.9 million from its affiliates, Honest Best, Hebei Kaiyuan, Ruituo and Beijing Wantong Longxin Auto Trading Co, Ltd., and repaid $381.3 million to these affiliates.

Historically, most or all of available cash is used to fund the investment in sales-type leases, inventory growth and capital expenditures. To the extent the investment in sales-type leases, inventory growth and capital expenditures exceed income from operations, the Company has generally increased the borrowings under existing third-party facilities or from affiliates.

The Company leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

The Company expects to use cash to (i) increase its net investment in direct financing and sales-type leases in line with its revenue growth, and (ii) purchase property and equipment for an additional 250 stores and make improvements on existing property by the end of the year. 8 stores have already been added in 2012 already, at an aggregate cost of $72,000. An additional 242 stores are planned to be opened and we expect to use $2.2 million of cash from operations as capital expenditure for the expansion. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain our high rate of growth.

AutoChina’s borrowings primarily consisted of (i) Short-term borrowings; (ii) Long-term borrowings; (iii) Accounts payable, related parties; and (iv) Due to affiliates.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 7.26% to 8.53% as of June 30, 2012 and have terms of up to one year.

Long-term borrowings. Long-term borrowings represented bank loans from a PRC bank that was used for working capital purposes, are denoted in RMB and have terms between one to two years. The loans bear interest at an average rate of 7.32% as of June 30, 2012 and will expire in August 2012.

Accounts payable, related parties. Accounts payable from related parties was primarily related to the payables for purchase of commercial vehicles for leasing due to an affiliate, Ruituo, a company which is controlled by Mr. Li. The payable balance is unsecured, bears interest at 8.00% per annum and due on demand by Ruituo. The Company expects to continue to rely on the financing from Ruituo in the foreseeable future.

Due to affiliates. Due to affiliates represented the short-term loans borrowed from the Company’s affiliates to satisfy the Company’s short-term capital needs. The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum to the Company. The amount due to Kaiyuan Shengrong is unsecured, bears interest at a rate of 8.20% per annum, adjustable in connection with the basis rate established by the People’s Bank of China, and will be repaid in September 2012. The Company expects to continue relying on the financing from affiliates in the foreseeable future.

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The Company’s borrowings fluctuate based upon a number of factors, including (i) revenues, (ii) change of net investment in direct financing and sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven accounts and notes receivable growth, inventory growth and capital expenditures.

Cash and cash equivalents as of June 30, 2012 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements entered into with Hebei Kaiyuan and Hebei Chuanglian Finance Leasing.

Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

☐	The Sino-foreign Equity Joint Venture Law (1979), as amended;

☐	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

☐	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

☐	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

☐	The Foreign Investment Enterprise Law (1986), as amended; and

☐	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as they have not reached the 50% threshold. We record these as contributions to equity.

Off-Balance Sheet Arrangements

In September 2011, the Company provided a bank loan guarantee and pledged lease receivables to Kaiyuan Shengrong for the amount of RMB20 million, for which Kaiyuan Shengrong received a RMB20 million one-year loan from a local bank and lent RMB20 million to the Company at the same time. Kaiyuan Shengrong is subject to an interest rate of 8.20% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China. The Company, as guarantor, is charged the same interest rate. The bank loan and respective bank loan guarantee will mature in September 2012.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements: long-lived assets, income taxes and accounts receivable.

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For a detailed discussion of the application of these and other accounting policies, refer to “Note 2 –Basis of presentation and summary of significant accounting policies” of the consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2011.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of June 30, 2012, AutoChina’s total outstanding interest-bearing loans amounted to $183.9 million with interest rates ranging from 7.32% to 8.53% per annum. AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Credit Risk

AutoChina is exposed to credit risk from its cash and cash equivalents, accounts receivable and net investment in direct financing and sales-type leases. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable and net investment in direct financing and sales-type leases are subjected to credit evaluations and evaluation analysis on the residual value of the relevant leased commercial vehicles. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience, if any, and by reference to the current economic environment.

Foreign Currency Risk

Substantially all of AutoChina’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net income for the three months ended June 30, 2012 of RMB53.2 million is reported as $8,437,000 based on the 2012 second quarter-to-date average RMB to U.S. dollar exchange rate of 6.3081.  Net income would decrease $24,000 to $8,413,000 based on the June 30, 2012 exchange rate of 6.3249 RMB per U.S. dollar.  However, net income would decrease $2,181,000 to $6,256,000 based on the pre-July 2005 exchange rate of 8.3000 RMB per U.S. dollar.

Net income for the six months ended June 30, 2012 of RMB103.8 million is reported as $16,473,000 based on the 2012 year-to-date average RMB to U.S. dollar exchange rate of 6.3041.  Net income would decrease $61,000 to $16,412,000 based on the June 30, 2012 exchange rate of 6. 3249 RMB per U.S. dollar.  In additional, net income would decrease $4,490,000 to $11,983,000 based on the pre-July 2005 exchange rate of 8.3000 RMB per U.S. dollar.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

Our first fiscal quarter (January through March) and third fiscal quarter (July through September) are expected to be slower for commercial vehicles sales. Conversely, our second fiscal quarter (April through June) and fourth fiscal quarter (October through December) are expected to have stronger sales. Therefore, we generally expect to realize a higher proportion of our revenue and operating profit during the second or fourth fiscal quarters. We expect this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

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Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

Entry into a Material Definitive Agreement.

On August 30, 2012, an equity transfer agreement (the “Agreement”) was entered into by and among the Company’s wholly-owned subsidiary, AutoChina Group, Inc. (“ACG”), Heat Planet Holdings Limited (“Heat Planet”) and Alliance Rich Management Limited (“Alliance Rich”). Heat Planet is solely owned by Alliance Rich, whose sole director and shareholder is Yong Hui Li, the Company’s Chairman and Chief Executive Officer. Heat Planet’s primary asset is the ownership, through its subsidiaries, of 23 floors of office space in the Kai Yuan Center, a 245 meter tall building in central Shijiazhuang City, Hebei Province (the “Asset”).

Acquisition of Heat Planet; Acquisition Consideration

Upon the closing of the transactions contemplated in the Agreement, ACG will acquire 100% of the issued and outstanding shares of Heat Planet from Alliance Rich. We refer to this acquisition of Heat Planet as the “acquisition.”

The Heat Planet shares are being purchased for approximately $56.4 million, subject to adjustment following closing by the amount of discrepancy between the estimated and actual working capital and cash balance of Heat Planet on the closing date. The Company will also assume approximately $102.9 million in debt as part of the acquisition, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price will be payable within six months of occupation of the Asset, and any unpaid amounts after six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6% as of August 21, 2012), provided that if there is a good faith dispute regarding purchase price calculation or any purchase price adjustments then interest will not accrue until such dispute is definitively resolved. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Asset.

Representations and Warranties

In the Agreement, Alliance Rich and Heat Planet (Alliance Rich and Heat Planet, collectively, the “Warrantors”) make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Agreement) relating to, among other things: (a) proper corporate organization of Heat Planet and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (c) absence of conflicts; (d) capital structure and title to shares; (e) accuracy of charter documents and corporate records; (f) related-party transactions; (g) required consents and approvals; (h) financial information; (i) absence of certain changes or events; (j) title to assets and properties; (k) absence of litigation; (l) material contracts; (m) licenses and permits; (n) compliance with laws, including those relating to the PRC, foreign corrupt practices and money-laundering; (o) absence of prepayment of goods or services; (p) employment and labor matters; (q) taxes and audits; (r) environmental matters; (s) brokers and finders; and (t) other customary representations and warranties.

In the Agreement, ACG makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; and (c) brokers and finders.

Conduct Prior to Closing; Covenants

The Warrantors have agreed to use their best efforts to cause Heat Planet and its subsidiaries and affiliated entities to continue to operate the business in the ordinary course prior to the closing (with certain exceptions), to provide ACG with access to corporate and financial information, and not to take certain specified actions without the prior written consent of ACG.

The Agreement also contains covenants of ACG providing for:

•	the Warrantors to deliver to ACG, by November 13, 2012, the consolidated audited financial statements for the fiscal years ended December 31, 2011 and 2010 as prepared in accordance with U.S. GAAP, together with footnotes, and, from the execution of the Agreement until closing and upon request from ACG, provide interim financial statements prepared in accordance with U.S. GAAP, together with footnotes, and any other financial information as may be required for inclusion in any filing to be made by the Company to the SEC, as may be necessary;

•	the Warrantors to terminate all related party loans and guarantees on or prior to closing, to not obtain any loan or other indebtedness, including drawings under Heat Planet’s existing lines of credit.

Conditions to Closing

General Conditions

Consummation of the Agreement and the acquisition is conditioned on (a) the absence of any order, stay, judgment or decree by any government agency or any pending or threatened litigation seeking to enjoin, modify, amend or prohibit the acquisition; and (b) delivery of all transaction documents by each of the parties.

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Warrantors’ Conditions to Closing

The obligations of the Warrantors to consummate the transactions contemplated by the Agreement, in addition to the conditions described above, are conditioned upon the representations and warranties of ACG being true on and as of the closing date of the Agreement, and ACG complying with all required covenants in the Agreement.

ACG’s Conditions to Closing

The obligations of ACG to consummate the transactions contemplated by the Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•	the representations and warranties of the Warrantors being true on and as of the closing date of the Agreement, and each of the Warrantors complying with all required covenants in the Agreement;

•	receipt by the Warrantors of certain third party consents, regulatory approvals, and the completion of all necessary proceedings, corporate or otherwise, of each of the Warrantors, in connection with the acquisition and the transactions contemplated by the Agreement;

•	there having been no material adverse change with respect to Heat Planet’s business, regardless of whether it involved a known risk;

•	ACG receiving, to its satisfaction, such corporate and financial information of Heat Planet and its business and updated schedules to the Agreement, and such information accurately reflecting the business of Heat Planet and its subsidiaries;

•	ACG receiving evidence of the release of all liens on any equity shares of Heat Planet or the assets of Heat Planet or its subsidiaries;

•	ACG receiving a general release from Alliance Rich of all claims against Heat Planet, its subsidiaries, and their officers, directors, employees; and

•	Alliance Rich having executed a Non-Compete Agreement with ACG.

If permitted under applicable law, either ACG or Heat Planet may waive any inaccuracies in the representations and warranties made to such party in the Agreement and may waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Agreement.

Termination

The Agreement may be terminated at any time prior to the closing, by:

•	mutual written consent of the parties to the Agreement;

•	ACG, at its sole option, if the closing has not occurred by December 31, 2012;

•	Any Warrantor, if there has been a breach by ACG of any covenant or if any of ACG’s representations contained in the Agreement are not true and correct as of the date of the Agreement or the closing date, unless made as of a specific date, and in any event if such breach is subject to cure and ACG has not cured such breach within ten business days after written notice of intent to terminate from any Warrantor;

•	ACG, in the event that: there has been a breach by any of the Warrantors of any covenant or if any of the Warrantors’ representations contained in the Agreement are not true and correct as of the date of the Agreement or the closing date, unless made as of a specific date, and in any event if such breach is subject to cure and the Warrantors have not cured such breach within ten business days after written notice of intent to terminate from ACG.

Effect of Termination

In the event of termination by either ACG or the Warrantors due to a material breach by any party, except as set forth below, all further obligations of the parties will terminate, no party will have any right against the other party, and the terminating party will bear the costs and expenses of the other parties incurred in connection with the Agreement.

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Indemnification by the Warrantors

The Warrantors have agreed, jointly and severally, to indemnify ACG from any damages arising from: (a) any breach of any representation or warranty made by the Warrantors; or (b) any failure to perform any covenants by the Warrantors. The Warrantors’ indemnification obligations are capped at the total purchase price of RMB356,393,705.

In the event that ACG is entitled to any indemnification, it is entitled to set off any amounts owed to Alliance Rich pursuant to the Agreement against the amount of indemnification.

ACG has agreed to indemnify the Warrantors from: (a) any breach of any representation or warranty made by ACG; or (b) any failure to perform any covenants by ACG. ACG’s indemnification obligations are capped at 20% of RMB356,393,705, or RMB71,278,741.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Agreement, which is filed as Exhibit 10.1 hereto, which is incorporated by reference in this report.

Other Events.

On August 30, 2012, the Company issued a press release announcing ACG’s entry into the Agreement with Heat Planet and the Company’s quarterly results for the period ended June 30, 2012. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

10.1	Equity Transfer Agreement, dated August 30, 2012, by and among AutoChina Group Inc., Heat Planet Holding Limited, and Alliance Rich Management Limited*
99.1	Press Release, dated August 30, 2012*
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

*Filed herewith.

**To be filed by amendment.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoChina International Limited

By:	/s/ Yonghui Li
Name: Yonghui Li
Title: Chairman and Chief Executive Officer

Dated: August 30, 2012

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